INVEST IN **GRAPE ID™**

Take Control of Your Data and Turn It Into Cash



Turn Your Data
Into Cash
salesforce
RECEIPT
ORACLE

grapeid.com Midvale, UT









B2B SaaS B2C

Highlights

1. $2M+ Potential Sales Pipeline (not guaranteed)
2. $1,500 in Deposits Without Knowing Launch Date Shows Strong Revenue Potential
3. Led by 11x Repeat Founders with 150+ Years in Tech.
4. 4 Issued Patents & 3 Trademarks
5. $285,000 Previously Raised by Angels
6. A Large $1 Trillion TAM

7 Works with 400+ Email Providers

8 Gmail Integration Is Complete (OAuth Verified)

Featured Investor



Dean Sapp
Syndicate Lead

Follow

Invested $100,000 ⓘ

"As a repeat start-up builder and investor, I have reviewed 8-10 security startups in the last two years. GrapeID is the strongest play I have seen between them. Rob is building an Ai driven platform that solves a considerable privacy challenge for most consumers while also creating a powerful marketplace where the individual controls their privacy. He is also enabling consumers to monetize marketing dollars for products and services they really want while giving control of individuals data back to them, where it belongs. I highly endorse this product vision."

Our Team



Rob Andersen Founder & CEO/CTO

After experiencing 5 data breaches in 2018, I struggled to understand why businesses both profited off our data AND put us at risk, so I started Grape ID™ to fix our data privacy problem — 8x founder, patent author, engineer, and the Digital Rights Guy.

I started Grape ID out of personal frustration. In 2018, I was a victim of 5 data breaches & identity theft which taught me that businesses are in control of our data. They make money off our data AND put us at risk - I'm determined to change that.



Maxim Chemerisiuk Chief Architect - Frontend

15 years in tech, full stack software developer. He founded startup in the ride-sharing industry that was #2 in his local market (Uber was #1). An active Open Source contributor

and tech articles writer.



Evaldas Girskus   Go-to-Market Strategy

20 years of experience building startups and leading high-performing teams at top multinational corporations including Paramount, Warner Bros, and Google.



Chase Hocken   B2B Sales Manager

6 years in consumer sales, B2B technology sales, and developing marketing systems. BS in Electrical Engineering at Arizona State University (ASU). 3 years in the semiconductor industry as an account manager for a $6M/year account base.



Dean Sapp   Chief Information Security Officer (CISO)

CISO of two multi-billion dollar financial institutions. CISO, technical lead, and part owner of Braintrace (sold to Sophos, 2021). On four Advisory Boards for cyber security companies, published numerous security papers, and spoken at 75+ conferences.



Mark Andersen   Chief Architect - Enterprise Scalability

I am a 35 year veteran software architect having worked on Fortune 100 company products, NASA, military, and top secret government projects. I love creating products that leave smiles on people's faces.

To Solve Data Privacy, We Need to Re-Align the Incentives

PROBLEM: Advertisers pay data brokers to target consumers (and violate their privacy).





Data-trading companies connect to millions of websites to scrape, steal, and sell our digital footprint. Millions of advertisers rely on a network of **5,000+ data brokers** to stalk us for our data.

SOLUTION: Enable advertisers to pay consumers directly for their data (without violating their privacy)



Grape ID™ Data Marketplace




Pay Cash
Advertisers
Consumers
• Up to 90% More Relevant Targeting
• Verified Leads
• Less Fraud
• Earn up to $3,500/Year in Cash
• Transparent Transactions
• 10x the Privacy

HOW IT WORKS


Cash Incentive
Dillan Callaway wants to pay you $2.00 to respond to this email.
Hi John,
It's been 15 years since we installed your roof. Would you like a free roof inspection?
Dillan Callaway
95% Grape Score™ Verified
Respond via Grape ID™
Advertiser
Consumer
Engagement

Businesses anonymously target prospects via Grape ID™. Then they offer prospects, for example, $2 to view their offer. If accepted, a prospect receives $2 for engaging with the offer (e.g. opening, clicking, watching video, etc).

1-minute video


How the Grape ID™ Ad Marketplace Works for Advertisers
Watch later
Share
How It Works for
ADVERTISERS
(1 Minute)
Watch on YouTube

HOW IT WORKS: Consumers

Consumers use Grape ID™ to 1) earn cash for engaging with emails, 2) protect their email with verified identity badges right in their inbox, and 3) permanently eliminate unwanted email spam.

90-second video


How the Grape ID™ Ad Marketplace Works for Consumers
Watch later
Share
How It Works for
CONSUMERS
(90 Seconds)
Watch on YouTube

AD MARKETPLACE ADVANTAGES

1. **DIRECT TRANSACTIONS**: Businesses transact directly with prospects via the marketplace instead of indirectly through a more costly network of 12,000+ middlemen companies.
2. **ADS ARE MORE RELEVANT**: Ads are more relevant since users consent to and have control over how they are anonymously targeted using data in their Data Vault.
3. **GUARANTEED ROI**: Engagement with prospects is guaranteed. Advertisers get either 1) engagement such as a click on a link, or 2) feedback about why the prospect didn't click the call-to-action (CTA) which helps the business understand how to improve their offer.
4. **MORE PRIVACY**: User privacy is guaranteed because user data never leaves the Grape ID™ Data Vault and anyone attempting to access user data must pass our proprietary Grape Score™ authentication system.
5. **MORE SECURITY**: The Grape Score™ is our proprietary authentication system that ensures our marketplace is a leader in platform trust.

HOW WE MAKE MONEY

Subscription Fee
Est. avg $250/month*

Marketplace Transaction Fee
30% Carry**

Grape ID

Subscription Fees vary based on size of their email list. We charge $0.01/contact/month. **Marketplace Transaction Fees** are paid 15% by the buyer, and 15% by the seller.

Revenue in 2024 will come from two primary sources:

1. **A 30% Marketplace Fees**: Ad pricing is based on demand using a bidding system. Businesses pay a 15% fee to purchase the ads, and prospects pay 15%. For example, a business purchasing an ad for $1 would pay $1.15 ($1 + 15%), and the prospects would be able to withdraw $0.85 ($1 - 15%).

2. **Subscription Fee**: We charge a monthly fee to guarantee emails are delivered to recipients' primary inboxes. The rate is $0.01 per email per month. For example, a business with 10,000 email contacts would be charged 10,000 x $0.01 = $100/month. We only charge for contacts who decide to use Grape ID™.

LEAD ACQUISITION COMPETITION

	Digital Marketing	Ad Platforms	Ad Marketplaces
	isobar Deloitte. MERKLE GREY ADK Edelman	facebook Ads Google Ads reddit ads Linked in ads	Grape ID
Precise Ad Targeting	❌	◐	✅
Prospects Opt In	◐	❌	✅
Direct Transaction	❌	❌	✅
Prospects Are Paid	❌	❌	✅
Pro-Mental Health	❌	❌	✅
Verified & Anonymous	❌	❌	✅
Specialized Inventory	❌	❌	✅

Personalized Content	✗	✗	✓
Verified Attribution	✗	✗	✓

STRONG DEMAND


3K+
INTERVIEWS CONDUCTED
92%
BUSINESSES OPT-IN
76%
CONSUMERS OPT-IN
30 DAYS
UNTIL REVENUE

We conducted extensive market validation by interviewing over 3,000 consumers and businesses. We used research, mockups, 4 versions of our mobile app, survey interviews, recorded video interviews, and in-person interviews to refine the Grape ID™ value proposition.

The results show overwhelming demand:

- 92% of businesses and 76% of consumers opted to beta-test our products after seeing demos.
- We received over $1,500 in cash from revenue, pre-sales, and deposits. Proving we can monetize even before announcing our launch date is a major indicator of demand.
- <30 days until revenue after our first product release
- 76% of consumers ranked our all-in-one privacy protection, paid email, and spam elimination as their most anticipated features.
- 80% of enterprises expressed interest, but only after we've proven scale and compliance.

GO-TO-MARKET


1
Prove Concept with SMBs for 3 Mo.
GATE KEY
ALCOMY
elizabethaylorfitness
Q3 2024
2
Target Email & Marketing Companies
highlevel
SendGrid
click funnels
MailChimp
LOI
Q4 2024
3
Target Enterprise Contracts
DISRUPTIVE
salesforce
HubSpot
TurboTax
Q3 2025
Grape ID

Our go-to-market plan is straightforward because we are delivering on the promises made to waitlisted customers during our validation stage. We will prove our product works with the existing waitlisted users as soon as our product is available. Then we'll expand to email and marketing companies followed by enterprises.

THREE CORE TECHNOLOGIES



Grape ID™ leverages advanced technologies including blockchain, artificial intelligence, and omni-factor authentication to securely match advertisers with prospects while protecting users' privacy and digital rights.

More detail is available in the FAQ, on our website or social media, or directly from the founder since this page is not suitable for in-depth technical discussion.

USE OF FUNDS



We will increase our Grape Score™ accuracy by Q3 2024, launch our advertising agents in Q4 2024, and launch our marketing flywheel to reach 1M users by Q1 2025.

Of the initial $50,000 raised in this WeFunder, 92.1 % of it will be used to market our WeFunder Campaign (social media, ads, marketing contractors) and 7.9% to pay Wefunder fees.

Of the $1.235M maximum goal for this current WeFunder campaign, 18% will go to marketing, 15% to operations and overhead of the company, 59.1% to four engineers and two product designers, and 7.9% to Wefunder fees.